January 13, 2023

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: George K. Schuler and Craig Arakawa

Re:	Golden Minerals Company
Form 10-K for the fiscal year ended December 31, 2021
Filed March 23, 2022
File No. 001-13627

Dear Messrs. Schuler and Arakawa:

On behalf of Golden Minerals Company (the “Company”), set forth below is the response of the Company to the comments received by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 16, 2022 (the “Comment Letter”) regarding the above-referenced Form 10-K for the fiscal year ended December 31, 2021 that was filed via EDGAR on March 23, 2022 (the “Form 10-K”). For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Form 10-K

Rodeo Property, page 17

1.	The longitude listed for your Rodeo property appears to be 104 degrees W. Please review and modify both your filing and technical report. See Item 1304(b)(2)(i) of Regulation SK. Please note the coordinates listed for the El Quevar property also appear to be in error.

Response: The Company confirms that the longitude shown for the Rodeo property was incorrect due to a typographical error. The correct coordinates for the Rodeo property are latitude 25°09'03.3"N, longitude 104°31'03.3"W. The Company will ensure that the correct coordinates are cited in future filings. The Company will also ensure that the technical report summary for the Rodeo property to be filed with its Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Rodeo Technical Report”) reflects the correct coordinates.

The company also confirms that the coordinates disclosed for the El Quevar property in the Form 10-K for the fiscal year ended December 31, 2021 were incorrect. The correct coordinates for the El Quevar property are latitude 24°21'20.4"S, longitude 66°48'13.3"W, measured to the center of the Yaxtche prospect. The Company will ensure that the correct coordinates are cited in future filings.

Title and Ownership Rights, page 19

2.	Please modify your filing to include the book value of your property in this section and elsewhere as required by Item 1304(b)(1)(iii) of Regulation S-K.

Response: Because the Company has not capitalized exploration and development costs associated with the Rodeo property, the book value associated with the Rodeo property is zero. The Company will include in future filings a statement to that effect.

Mineral Resources Estimate, page 21

3.	Please modify your filing to provide an explanation for your lack of a reconciliation of your resources over the last two years. See Item 1304(e) of Regulation S-K.

Response: The Company presented an initial estimate of mineral resources for the Rodeo property in its Form 10-K for the fiscal year ended December 31, 2021. Because this was the first filing in which the Company was permitted to disclose an estimate of mineral resources, there was no prior mineral resource estimate against which to reconcile.

The Company acknowledges the Staff’s comment and in future filings will include a discussion of its mineral resources at the end of the last fiscal year compared to those as of the end of the preceding fiscal year, explaining the material changes between the two estimates as required under Item 1304(e) of Regulation S-K.

Exhibit 96.1 - Rodeo

Property Description and Ownership, page 1 & 7, page ES-1

4.	The longitude listed for your Rodeo property appears to be 104 degrees W. Please review and modify your technical report. See Item 601(b)(96)(iii)(B)(3)(i) of Regulation S-K.

Response: As noted above in response to Comment 1, the Company confirms the typographical error and will ensure that the 2022 Rodeo Technical Report reflects the correct coordinates.

Exhibit 96.1 - Rodeo

Resources, page 34, page ES-34

5.	Please modify your technical report to include your Qualified persons opinion on issues affecting the prospect of economic extraction as required by Item 601(b)(96)(iii)(B)(11)(vii) of Regulation S-K.

Response: Although the Company has not prepared an estimate of mineral reserves for the Rodeo mine, the mine has been in production since 2021. Therefore, at the time the qualified person prepared the technical report which was attached to the Form 10-K, the project was already producing. For that reason, the Company did not include a statement from the qualified person stating their opinion on the prospect for economic extraction. Nonetheless, the Company acknowledges the Staff’s comment and will ensure that the qualified person includes an appropriate statement in satisfaction of this requirement in the 2022 Rodeo Technical Report.

Exhibit 96.1 - Rodeo

Mining Methods, page 36, page ES-36

6.	Please modify your technical report to provide the annual Life of Mine (LOM) production with associated grades as required by Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Response: The remaining annual LOM production and associated grades as summarized in the Technical Report as filed would have been disclosed as shown below:

LOM Production Summary*
		ave. grade Au	ave. grade Ag
	K tonnes	g/t	g/t
Year 1	180.8	3.23	10.1
Year 2	170.4	2.75	13.8

*mine production, not recovered metal

The Company acknowledges the Staff’s comment and will ensure that the 2022 Rodeo Technical Report includes disclosure regarding the annual life of mine (LOM) production with associated grades similar to the example shown above.

Exhibit 96.1 - Rodeo

Market Studies, page 43, page ES-43

7.	We note your commodity price forecast in the section. Please modify your technical report to describe, list, and provide the dates your bank forecast projections were performed as required by Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will ensure that the 2022 Rodeo Technical Report includes the disclosure required by Item 601(b)(96)(iii)(B)(16). In the technical report summary that was attached to the Form 10-K, the Company utilized price forecasts of $1,800/oz and $25/oz for gold and silver, respectively. In support of these price assumptions, the Company relied on an analysis of price forecasts prepared by a financial analyst in the mining industry, which reflected price forecasts of 22 financial institutions for each of the years 2021 through 2024. Each institution’s estimate was as of a date between June 2021 and September 2021. In that report, the median gold price was $1,805 for 2021, $1,800 for 2022 and $1,750 for 2023, while the median silver price was $26.14 for 2021, $25.44 for 2022 and $24.00 for 2023.

Given that the Rodeo mine is expected to remain in production only into the third quarter of 2023, the Company currently intends to retain its current price forecasts ($1,800/oz for gold and $25/oz for silver) in the 2022 Rodeo Technical Report. The Company believes this forecast is reasonable in light of the existing prices at year-end 2022 ($1,812.35/oz and $23.95/oz for gold and silver, respectively). The Company will ensure that the 2022 Rodeo Technical Report includes additional disclosure with respect to the utilized commodity price assumptions as described above.

Exhibit 96.1 - Rodeo

Economic Analysis, page 49, page ES-49

8.	Please modify your technical report to include the annual processed tonnage and grade along with the salable gold/silver ounces in your cash flow analysis. In addition please include all taxes and present your analysis on an after tax basis as required by Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

Response: The Company is providing the additional disclosure below, which includes the requested disclosure and is based on the production model as filed in the Technical Report.

LOM Cash Flow	$000s
Item	Total	Year 1	Year 2	Year 3
Processed Tonnes kt		180.8	170.4
Average Grade Au		3.23	2.75
Average Grade Ag		10.1	13.8
Salable Au oz		14,863	12,065
Salable Ag oz		47,241	60,300

NSR
Gross Payable	$50,392	$27,515	$22,877	$-
TCs, RC,s Freight	$(625)	$(294)	$(331)	$-
NSR	$49,767	$27,221	$22,546	$-
Operating Costs
Mining Costs	$(3,790)	$(2,100)	$(1,690)	$-
Milling Costs	$(18,278)	$(9,561)	$(8,717)	$-
Contingency and Other	$(1,352)	$(696)	$(656)	$-
Operating Costs	$(23,421)	$(12,358)	$(11,063)	$-

Operating Margin	$26,346	$14,863	$11,483	$-

Royalties	$-
La Cuesta	$(995)	$(544)	$(451)	$-
Precious Metals	$(249)	$(136)	$(113)	$-

Capital Costs
Mine Capital Costs	$-	$-	$-	$-
Processing Capital Costs	$-	$-	$-	$-
Closure Costs	$(447)	$-	$-	$(447)
Contingency and Other	$-	$-	$-	$-
Pre-Tax Cash Flow	$24,655	$14,183	$10,919	$(447)
Pre-Tax NPV8%	$22,928
After-Tax Cash Flow	$19,917	$12,350	$8,014	$(447)
After-Tax NPV8%	$18,641

The Company acknowledges the Staff’s comment and will ensure that the 2022 Rodeo Technical Report includes the requested disclosure, similar to the format provided above, with any other necessary additional discussion to satisfy Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

Exhibit 96.2 - Velardeña

Mineral Processing and Metallurgical Testing, Page 31, page ET-31

9.	Please modify your filing to provide your estimate of your metallurgical recovery. See Item 601(b)(96)(iii)(B)(10)(iv) of Regulation S-K.

Response: The Company’s estimates regarding metallurgical recoveries were disclosed in Section 11 (Mineral Resource Estimates) in the Velardeña technical report summary. The Company will ensure that the metallurgical recovery estimates included in future technical report summaries for the Velardeña project appear in Section 10 (Mineral Processing and Metallurgical Testing) rather than Section 11 (Mineral Resource Estimates).

Exhibit 96.2 - Velardena

Mineral Resource Estimates, page 35, page ET-35

10.	Please modify your technical report to describe how your Net Smelter return (NSR) is calculated, and provide the cost parameters for this calculation. In addition, please provide the smelter terms and conditions. See Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K.

Response: The equation used to the calculate the NSR values per tonne of process material is as follows:

(34.266*[Au_dil])+(0.587*[Ag_dil])+(13.739*[Pb_dil])+(10.812*[Zn_dil]) = NSR, where calculated factors for each metal were multiplied by the corresponding diluted metal grade in g/t for gold and silver, and % for lead and zinc and then summed for the final NSR value.

The price assumptions used to calculate the NSR were: $1,744 $/oz (gold), $23.70 $/oz (silver), $0.97/lb (lead) and $1.15/lb (zinc). Treatment charges for smelting and refining were calculated to be: $0.81 per gram of gold, $0.054 per gram of silver, $0.03 per pound of lead and $0.40 per pound of zinc based on prior refining and concentrate sales experience. No allowances for deductions were made for arsenic or antimony content in excess of allowable limits because the deductions are expected to be minimal.

The Company acknowledges the Staff’s comment and will ensure that the requested disclosure, substantially similar to that provided above, will be included in the next technical report summary for the Velardeña project in compliance with Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K. During the course of 2022, the Company conducted test-mining on the Velardeña project in order to attempt to achieve the dilution metrics that were included in the Velardeña technical report summary. The Company continues to test other alternatives, including ore-sorting technology, to achieve the required dilution metrics. The Company currently expects to complete the work to confirm the feasibility of the dilution assumptions and update the mineral resource estimate no later than the third quarter of 2023. At that time, the Company would file an updated technical report summary for the Velardeña project (the “2023 Velardeña Technical Report”). Therefore, the Company proposes to address the Staff’s comment by including the requested disclosure, substantially in the form provided above, in the 2023 Velardeña Technical Report.

Exhibit 96.2 - Velardena

Mineral Methods, Page 38, page ET-38

11.	Please modify your technical report to provide the annual Life of Mine (LOM) production with associated grades as required by Item 601(b)(96)(iii)(B)(13) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and proposes to include disclosure substantially similar to that provided below in the 2023 Velardeña Technical Report. The information provided below is consistent with the information disclosed in the technical report summary that was filed with the Annual Report on Form 10-K for the year ended December 31, 2021, and may therefore be modified in the 2023 Velardeña Technical Report based on the outcome of the ongoing work the Company is conducting to evaluate the feasibility of achieving the currently predicted production metrics.

	LOM Plan for Velardeña
	Sulfide Tonnes Mined	Au g/t	Ag g/t	Pb %	Zn %
YEAR 1	112,775	4.12	342.6	2.29	2.54
YEAR 2	112,775	4.39	403.0	1.12	1.80
YEAR 3	112,775	4.47	399.3	1.97	2.91
YEAR 4	112,775	7.30	412.8	1.34	1.97
YEAR 5	112,775	4.85	407.5	1.42	1.87
YEAR 6	112,775	5.01	385.9	1.42	1.57
YEAR 7	112,775	5.19	336.2	1.09	1.46
YEAR 8	112,775	5.64	240.7	1.16	1.20
YEAR 9	112,775	5.93	330.1	0.97	0.69
YEAR 10	112,775	5.62	222.9	1.24	0.96
YEAR 11	109,507	5.58	299.9	0.73	1.04

Exhibit 96.2 - Velardena

Market Studies, Page 52, page ET-52

12.	We note your commodity price forecast in the section. Please modify your technical report to describe, list, and provide the dates your bank forecast projections were performed as required by Item 601(b)(96)(iii)(B)(16) of Regulation S-K.

Response: To arrive at the price estimates that were included in the technical report summary that was filed with the Form 10-K for the year ended December 31, 2021, the Company relied upon the median price estimate for each year from 2022 through 2026 based on estimates provided by numerous financial institutions (40 for gold and silver, 39 for copper, 37 for zinc and 32 for lead), as shown in a report dated August 16, 2021, prepared by the Bank of Montreal. The Company used the five-year average of each of those median prices.

The Company proposes to ensure that the 2023 Velardeña Technical Report includes disclosure regarding its commodity price estimates to reflect substantially the information described above. For example, the proposed disclosure would note that the estimates “reflect an average of the five yearly median price estimates for each of the years from 2022 through 2026, based on the estimates of a number of financial institutions (40 for gold and silver, 39 for copper, 37 for zinc and 32 for lead), as presented in an August 2021 report from the Bank of Montreal.” However, the Company currently expects to update the price forecast in its 2023 Velardeña Technical Report, but given that it does not expect to release that report until later in 2023, the price forecast to be utilized in that report has not yet been finalized. When finalized, the disclosure in the 2023 Velardeña Technical Report regarding the commodity price forecasts will include disclosure that is substantially similar to the indicative disclosure provided above.

Exhibit 96.2 - Velardena

Economic Analysis, Page 60 & 63, page ET-60

13.	Please modify your technical report to include the annual processed tonnage and grade along with the salable commodities in your cash flow analysis. In addition please include reclamation costs, all taxes and present your analysis on an after tax basis as required by Item 601(b)(96)(iii)(B)(19) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and will ensure that the 2023 Velardeña Technical Report includes the requested disclosure, which we currently anticipate will be in the same form as Exhibit A. For the purpose of preparing this indicative disclosure, annual processed tonnage was assumed to be equal to mined tonnage at the predicted diluted mined grades as shown in the table included above in response to Comment 11. As previously noted, the information provided in Exhibit A is consistent with the information disclosed in the technical report summary that was filed with the Annual Report on Form 10-K for the year ended December 31, 2021. Those projections may therefore be modified in the 2023 Velardeña Technical Report based on the outcome of the ongoing work the Company is conducting to evaluate the feasibility of achieving the currently predicted production metrics.

Should you require further clarification of any of the issues raised in this letter, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Brian Boonstra

for

Davis Graham & Stubbs LLP

cc:	Julie Weedman, Golden Minerals Company

EXHIBIT A

Comment 13 Response

LOM Plan Showing Process Results and Cash Flow for Velardeña
PHYSICAL VARIABLES		YEAR -1	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5	YEAR 6	YEAR 7	YEAR 8	YEAR 9	YEAR 10	YEAR 11	Total
Contained in sulfide processed
Gold (oz)	ounces		14,956	15,924	16,206	26,453	17,585	18,173	18,814	20,458	21,490	20,361	19,642	210,062
Silver (oz)	ounces		1,242,356	1,461,014	1,447,869	1,496,693	1,477,654	1,399,105	1,219,111	872,783	1,196,990	808,281	1,055,986	13,677,843
Lead (lbs)	lbs		5,698,027	2,787,400	4,901,903	3,319,673	3,526,152	3,519,795	2,711,158	2,887,174	2,400,559	3,070,740	1,763,299	36,585,881
Zinc (lbs)	lbs		6,315,386	4,485,318	7,225,477	4,907,583	4,644,543	3,913,417	3,637,794	2,977,939	1,706,372	2,398,946	2,518,472	44,731,246
Gold sulfide recovery	% of cont.		68.5%	72.1%	69.3%	63.5%	65.5%	67.5%	64.7%	66.3%	65.2%	66.8%	67.8%	66.7%
Silver sulfide recovery	% of cont.		91.4%	89.7%	90.7%	88.2%	88.3%	89.2%	90.6%	90.2%	89.8%	90.4%	91.0%	89.9%
Gold payable recovery	% of cont.		64.1%	68.3%	65.0%	60.2%	61.9%	64.0%	61.3%	63.0%	62.1%	63.6%	64.4%	63.2%
Silver payable recovery	% of cont.		84.4%	82.6%	83.5%	81.6%	81.3%	82.5%	83.4%	82.9%	82.6%	83.3%	83.6%	82.8%
Contained Gold	oz.		14,956	15,924	16,206	26,453	17,585	18,173	18,814	20,458	21,490	20,361	19,642	210,062
Contained Silver	oz.		1,242,356	1,461,014	1,447,869	1,496,693	1,477,654	1,399,105	1,219,111	872,783	1,196,990	808,281	1,055,986	13,677,843
Recovered Gold	oz.		10,243	11,485	11,227	16,792	11,511	12,272	12,169	13,554	14,007	13,607	13,310	140,176
Recovered Silver	oz.		1,135,410	1,311,165	1,313,484	1,319,379	1,304,622	1,248,319	1,104,515	787,264	1,075,081	730,966	961,173	12,291,377
Payable Gold	oz.		9,588	10,876	10,532	15,936	10,879	11,633	11,541	12,884	13,352	12,946	12,650	132,816
Payable Silver	oz.		1,047,997	1,207,367	1,209,540	1,221,507	1,201,897	1,153,871	1,016,391	723,701	989,308	673,604	882,378	11,327,563
Pb Con (after shipping losses)	tonnes		5,427.43	2,071.05	3,992.93	2,832.40	2,732.34	2,930.43	2,466.41	2,157.77	2,257.61	2,622.32	1,628.99	31,119.67
Zn Con (after shipping losses)	tonnes		5,077.16	3,383.95	5,846.86	3,926.80	3,618.03	3,053.58	2,823.55	2,297.65	1,274.69	1,850.20	2,065.65	35,218.12
Dore produced	kg.		3,323.78	4,444.07	4,319.04	5,132.74	5,680.55	4,437.91	4,113.73	2,914.75	4,226.65	2,548.09	3,817.68	44,958.99
CASH FLOW (US$ millions)
Revenues
Dore' from BIOX/Oxide Plant			$13.30	$14.59	$14.79	$23.15	$16.82	$16.39	$16.75	$17.05	$18.78	$16.75	$17.07	$185.45
Pb Concentrate			$30.42	$31.87	$33.17	$33.24	$29.89	$31.03	$26.71	$22.36	$26.45	$21.94	$24.61	$311.68
Zn Concentrate			$6.59	$6.00	$7.86	$6.14	$6.26	$5.35	$5.23	$4.22	$4.08	$3.55	$4.49	$59.77
Gross Revenue			$50.31	$52.46	$55.82	$62.53	$52.97	$52.78	$48.70	$43.63	$49.31	$42.24	$46.17	$556.90
Operating Costs
TCs, Freight, Ins, Etc.			$6.83	$4.46	$6.78	$5.34	$4.93	$4.67	$4.17	$3.46	$3.21	$3.37	$3.22	$50.45
Mining			$15.03	$15.03	$15.03	$15.03	$15.03	$15.03	$15.03	$15.03	$15.03	$15.03	$14.59	$164.91
Processing Costs, Freight, Ins..			$8.14	$9.39	$8.71	$11.02	$9.07	$9.47	$9.33	$10.08	$10.27	$10.06	$9.69	$105.23
G&A *
Contingency			$2.32	$2.44	$2.37	$2.61	$2.41	$2.45	$2.44	$2.51	$2.53	$2.51	$2.43	$27.01
Royalties - 0.5% Mex NSR			$0.22	$0.24	$0.25	$0.29	$0.24	$0.24	$0.22	$0.20	$0.23	$0.19	$0.21	$2.53
Total costs			$32.54	$31.57	$33.14	$34.28	$31.68	$31.87	$31.19	$31.28	$31.28	$31.17	$30.15	$350.15
Operating Margin			$17.77	$20.90	$22.68	$28.24	$21.29	$20.91	$17.51	$12.35	$18.03	$11.07	$16.01	$206.76
Capex		$-17.04	$-0.36	$-0.36	$-0.36	$-0.66	$-0.36	$-0.36	$-0.36	$-0.36	$-0.36	$-0.36	$-0.24	$-21.17
Working Capital (Enter Beginning)	0	$1.41	$-4.97	$-0.35	$-0.29	$-0.72	$0.95	$0.04	$0.45	$0.64	$-0.71	$0.88	$-0.58	$0.00
VAT		$-2.56	$-0.37	$-0.15	$0.08	$-0.33	$0.29	$-0.05	$0.02	$-0.09	$-0.02	$0.03	$0.12	$0.00
Income Tax		$0.00	$-1.33	$-1.57	$-1.70	$-2.12	$-6.22	$-7.01	$-6.45	$-4.50	$-6.61	$-3.98	$-5.83	$-47.31
Deferred Tax		$0.00	$1.33	$0.23	$0.13	$0.42	$-0.52	$-0.03	$-0.25	$-0.39	$0.43	$-0.52	$0.37	$0.00
Reclamation**														0
Capital, Taxes, WC		$-18.18	$-5.70	$-2.20	$-2.13	$-3.41	$-5.86	$-7.40	$-6.59	$-4.69	$-7.28	$-3.96	$-6.17	$-68.48
After Tax Cash Flow		$-18.18	$12.08	$18.70	$20.55	$24.83	$15.42	$13.51	$10.92	$7.66	$10.76	$7.11	$9.85	$138.28

* covered in mining and processing

**Reclamation cost equal to salvage value